

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-Mail to Ken Owen</u>

Carlin G. Conner
Chief Executive Officer
OTPL GP, LLC
15631 Jacintoport Boulevard
Houston, Texas 77015

      Re: Oiltanking Partners, L.P.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed June 6, 2011
              File No. 333-173199

Dear Mr. Conner:

      We have reviewed your amendment and your letter dated June 3, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>Cash Distribution Policy and Restrictions on Distributions, page 42</u>

<u>Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2012, page 47</u>

1.   Please refer to the following sentences at page 51: "This amount includes approximately $15.0 million in selling, general and administrative expenses associated with services provided by OT Services pursuant to a services agreement to be entered into at the closing of this offering. Pursuant to the terms of the services agreement, this amount cannot exceed $17.0 million annually, subject to adjustment for inflation and the growth of our business." Please clarify your references to "this amount," as it is not readily apparent to which amount you are referring. Similar disclosure appears at page 49 in footnote (1) to the table.

Executive Officer Compensation, page 114

2.   We note that the employment agreements with your executive officers have not yet been entered into. We also note that you have not yet adopted the long term incentive plan. It is still the staff's view that such information should be provided to the Partnership's investors as 75% of the executives' time will be devoted to the business of the Partnership and the Partnership is obligated to reimburse the General Partner for the compensation earned by those executives.   Please confirm that you will revise the prospectus to provide such information if the employment agreements or LTIP are finalized before the closing of the offering or, if they are adopted subsequent to the closing, in your filings under the Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-1

3.   We note that you revised your pro forma statements of income to include an adjustment for selling, general and administrative costs which you expect to incur pursuant to the services agreement with OT Services. Tell us how you determined the adjustment amount and explain how this is consistent with your agreement to reimburse OT Services only for those expenses which are incurred on your behalf, up to a maximum amount. If the adjustment amount is not factually supportable, you may need to revise the presentation to conform to the guidance in Rule 11-02(b)(6) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Carlin G. Conner
OTPL GP, LLC
June 17, 2011
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Jenifer Gallagher at (202) 551-3706 at or Karl Hiller, Brach Chief at
(202) 551-3686 if you have questions regarding comments on the financial statements and
related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-
3740 with any other questions.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director